SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2
(Amendment No. 2)*
Yingli Green Energy Holding Company Limited

(Name of Issuer)
Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)
98584B 1031

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐     Rule 13d-1(b)
     ☐     Rule 13d-1(c)
     ☑     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share.

SIGNATURE
LIST OF EXHIBITS
EX-99.1

CUSIP No.	98584B 103	Page	2	of	10

1	NAMES OF REPORTING PERSONS Liansheng Miao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		51,984,452 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,984,452 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,984,452 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

34.79%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	98584B 103	Page	3	of	10

1	NAMES OF REPORTING PERSONS Yingli Power Holding Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		51,600,652 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,600,652 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,600,652 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

34.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	98584B 103	Page	4	of	10

1	NAMES OF REPORTING PERSONS Whitehall Assets Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		51,600,652 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,600,652 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,600,652 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

34.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	98584B 103	Page	5	of	10

1	NAMES OF REPORTING PERSONS DBS Trustee Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		51,600,652 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,600,652 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

51,600,652 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

34.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP NO. 98584B 103	Schedule 13G	Page 6 of 10 Pages
ITEM 1(a).	NAME OF ISSUER:

Yingli Green Energy Holding Company Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 3055 Middle Fuxing Road Baoding 071051 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of:
(a)	Liansheng Miao;

(b)	Yingli Power Holding Company Limited (“Yingli Power”);

(c)	Whitehall Assets Holdings Limited (“Whitehall”); and

(d)	DBS Trustee Limited (the “Trustee”).
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Liansheng Miao:

No. 3055 Middle Fuxing Road Baoding 071051 People’s Republic of China

For Yingli Power, Whitehall and Trustee:

6 Shenton Way #14-01 DBS Building Tower One Singapore 068809

ITEM 2(c)	CITIZENSHIP:

Mr. Miao is a citizen of the People’s Republic of China. Yingli Power is a British Virgin Islands company. Whitehall is a British Virgin Islands company. Trustee is a Singaporean company.

CUSIP NO. 98584B 103	Schedule 13G	Page 7 of 10 Pages
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

98584B 103

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2009. The percentage amounts are based on 149,054,662 Ordinary Shares outstanding as of December 31, 2009 (excluding 1,039,424 restricted shares issued but unvested under the Issuer's 2006 stock incentive plan), as derived from the Issuer’s corporate records.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Liansheng Miao	51,984,452	34.79%	51,984,452	0	51,984,452	0

Yingli Power Holding Company Limited	51,600,652	34.62%	51,600,652	0	51,600,652	0

Whitehall Assets Holdings Limited	51,600,652	34.62%	51,600,652	0	51,600,652	0

DBS Trustee Limited	51,600,652	34.62%	51,600,652	0	51,600,652	0
Pursuant to Rule 13d-3 under the Act, Mr. Liansheng Miao is deemed to be the beneficial owner of a total of 383,800 Ordinary Shares of the Issuer that have been vested to him or he has the right to acquire through exercise of the stock options granted to him.

Yingli Power is the record holder of 51,600,652 Ordinary Shares of the Issuer. Yingli Power is 100% beneficially owned by Whitehall, which in turn is wholly owned by the Trustee, as the trustee, on behalf of Mr. Liansheng Miao’s family trust. Mr. Liansheng Miao has voting and investment power with respect to these Ordinary Shares. Mr. Miao, Yingli Power, Whitehall and the Trustee are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or

CUSIP NO. 98584B 103	Schedule 13G	Page 8 of 10 Pages
anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The members of this group are set forth as reporting persons on this Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP NO. 98584B 103	Schedule 13G	Page 9 of 10 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 2, 2010

Liansheng Miao
/s/ Liansheng Miao
Liansheng Miao

Yingli Power Holding Company Limited
By:	/s/ Robert Phua & Yap Boon Lee
Name: Robert Phua & Yap Boon Lee
Title: Authorized Signatories
For and on behalf of Kendrick Services Limited As Corporate Director

Whitehall Assets Holdings Limited
By:	/s/ Robert Phua & Yap Boon Lee
Name: Robert Phua & Yap Boon Lee
Title: Authorized Signatories
For and on behalf of Kendrick Services Limited As Corporate Director

DBS Trustee Limited
By:	/s/ Robert Phua & Yap Boon Lee
Name: Robert Phua & Yap Boon Lee
Title: Authorized Signatories

CUSIP NO. 98584B 103	Schedule 13G	Page 10 of 10 Pages
LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement